FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

               For the month of August 1, 2006 to August 31, 2006



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)





Dated: September 22, 2006





.........................................
(Signed by)
 P M SMYTH
Chief Executive

               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


               For the month of August 1, 2006 to August 31, 2006

652      Konang-3, Spud In
653      Half Year Financial report
654      Konang-3, Drilling Update

                                                    CityView
                                                    Corporate Limited
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web: www.cityviewcorp.com





August 14, 2006



The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY  NSW  2000


                                KONANG-3, SPUD IN


CityView Corporation Limited ("CityView") is pleased to announce that it has been advised by the operator MedcoEnergi that the Konang-3 well spudded on August 8, 2006. The Konang-3 well has a target depth of 4,920 feet with the Kujung formation as the target area. CityView is free carried through the drilling of Konang-3.

                          CITYVIEW CORPORATION LIMITED
                                 (ACN 009235634)





                            INTERIM FINANCIAL REPORT

                      FOR THE HALF YEAR ENDED 30 JUNE 2006







Contents                                                          Page Number

Corporate Directory                                                    2
Directors' Report                                                      3
Review of Operations                                                  3-4
Directors' Declaration                                                 5
Consolidated Income Statement                                          6
Consolidated Balance Sheet                                             7
Consolidated Statement of changes in Equity                            8
Consolidated Statement of Cash Flows                                   9
Notes to and forming part of the Financial Statements                10-12
Auditors' Report and Independence Declaration                        13-14

                               CORPORATE DIRECTORY


                              Directors                                            Company Secretary
Peter M Smyth                 Director/CEO - Appointed 6 March 2006         John Jacoby
John H Jacoby                 Director - Appointed 10 May 2006
Mahmood Al Ansari             Chairman - Appointed 11 May 2006
Ahmad Iqbal Saddique          Chairman - Resigned 11 May 2006               Australian Share Registry
Ee Beng Yew                   Chief Executive - Resigned 6 March 2006       Computershare Registry Services
Goh Yong Kheng                Director - Resigned 6 March 2006              45 St George's Terrace
Thinagaran                    Director - Resigned 11 May 2006               Perth      Western Australia    6000
John F Arbouw                 Director - Resigned 9 May 2006
Robert M Elliott              Director - Resigned 9 May 2006                Telephone:          (61-8) 9323 2000
                                                                            Facsimile: (61-8) 9323 2033


                              Registered Office
17 Ord Street                                                                      USA Share Registry
West Perth   Western Australia    6005                                      Computershare Trust Company, Inc
                                                                            350 Indiana Street


                      Principal Place of Business Suite 800
Level 9                                                                     Golden    Colorado    CO 80401
28 The Esplanade
Perth     Western Australia   6000                                          Telephone:           (303) 262 0600
                                                                            Facsimile:             (303) 262 0603
Telephone:   (61-8) 9226 4788
Facsimile:   (61-8) 9226 4799                                                    Stock Exchange Listings
Email:       info@cityviewcorp.com                                          Australian Stock Exchange Limited
Web:         www.cityviewcorp.com                                           Trading Code:  CVI



                                Auditor                                     NASDOTC Bulletin Board
BDO Chartered Accountants                                                   Trading Code: CTVWF
256 St George's Terrace
Perth    Western Australia    6000



                              US Attorney
Gary B Wolff, P C
805 Third Avenue
New York     NT    10022

                                DIRECTORS' REPORT

The Directors of CityView Corporation Limited ("CityView" or "the Company") present the financial report for the half year ended 30 June 2006.

In order to comply with the provisions of the Corporations Act, the Directors report as follows:

The names and particulars of the Directors of the Company during or since the end of the half year are:

Peter M Smyth                       Appointed 6 March 2006
John H Jacoby                       Appointed 10 May 2006
Mahmood Al Ansari                   Appointed 11 May 2006
Ahmad Iqbal Saddique                Resigned 11 May 2006
Goh Yong Kheng                      Resigned 6 March 2006
Ee Beng Yew                         Resigned 6 March 2006
Thinagaran                          Resigned 11 May 2006
John F Arbouw                       Resigned 9 May 2006
Robert Maxwell Elliott              Resigned 9 May 2006

Mr Smyth has over 35 years of experience in the natural resources sector, which commenced with Selection Trust in 1969. Mr Smyth operates from Perth Western Australia, Dubia and London. He has a law degree from Oxford University and was admitted as a solicitor in England and Wales, Hong Kong and several states in Australia.
He was Chief Executive of CityView from 1996 to 2002.

Mr Jacoby is based in Perth and has been associated with both the resources and finance industries for in excess of twenty years.

Mr Ansari is based in Dubai and is actively involved in the negotiating and financing of major project. He is the managing director of Quest Energy Limited and chairman of the Quest International General Trading Establishment.


Review of Operations
CityView is an investment company, which has previously concentrated its activities primarily in South East Asia. The Board is currently considering investing in Angola.

On 16 May, 2006 the company concluded a pro-rata non-renounceable rights issue which raised $3,226,465.

During the last quarter CityView commenced negotiations to acquire a 30% interest in the Longonjo uranium project and the Ucua beryllium project in Angola.

Three prospects have been identified within the Longonjo licence area:

1. The longonjo carbonatite is known to be prospective for niobium, tantaleum and uranium minerals commonly associated with carbonatite complexes.
2.        The Catabola is an IOCG(iron oxide copper-gold) occurrence.
3.        The Caqueti-Cuma is a vein type Cu-Au prospect.

The Ucua licence area contains the Dande Pegmatite complex known as Zenza Norte, Zenza Sul and Mazumbo and is potentially an important source of beryllium.

Oil & Gas Indonesia
CityView has a 2.65% gross interest in the Madura (674,100 acres) and a 2.5% interest in the Simenggaris (675,582 acres) Blocks. CityView's Joint Venture partner and Operating Shareholder is PT Medco Energi Internasional TBK ("the Operator").

Sesayap B-1 was spudded on 30 December 2005 and the target depth of 6,024 feet was reached in early February 2006. The well has been suspended for further well test evaluation at a later date.

South Sembakung-2 was spudded on 9 March 2006 and reached a depth of 7,750 feet on 7 April 2006. The drill string became stuck and the hole was sidetracked to 6,951 feet. The well has been suspended for further well test evaluation at a later date.

Due to the inconclusive drilling results at Simenggaris the directors have decided to impair the value of the Simenggaris receivable by writing down its full value of $3,408,082.29 due to uncertain future cash flows. Whilst this is the prudent accounting treatment of the Simenggaris receivable the directors remain confident of recovering its value.

                           DIRECTORS' REPORT continued

An application for a one year extension of the Madura concession for the drilling of Konang-3 was submitted to the relevant authorities. The Konang-3 well was spudded on 8 August, 2006.


Subsequent events
On 20 July, 2006 CityView completed its acquisition of a 30% interest in Glenvale Associates Limited which owns the Longonjo uranium project and the Ucua beryllium project. CityView issued 20 million shares to acquire its 30% interest.

On 27 July, 2006 CityView announced that on the payment of US$200,000 to clear all of its arrears, it will hold an unencumbered 8.3% of Quest Energy Middle East Limited which has a portfolio of energy related projects in the Middle East.

The Konang-3 well was spudded on 8 August, 2006.

Auditors' Independence Declaration
A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 14.


Signed on behalf of the Directors in accordance with their resolution for that purpose.






MARK SMYTH
Director

25 August 2006

                             DIRECTORS' DECLARATION





The Directors of the Company declare that:

1. The financial statements and notes, as set out on pages 6 to 14 inclusive are in accordance with the Corporations Act 2001, including:

         (a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

         (b) give a true and fair view of the consolidated entity's financial position as at 30 June 2006 and its performance as represented by the results of its operations and its cash flows for the half year ended on that date.

2. In the opinion of the directors there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.


This declaration was made in accordance with a resolution of the directors.







MARK SMYTH
Director

25 August 2006

                          CITYVIEW CORPORATION LIMITED
                                (ACN 009 235 634)

                          Consolidated Income Statement
                      For the Half Year Ended 30 June 2006



                                                                       Half Year             Half Year
                                                                           Ended                 Ended
                                                   Notes               30-Jun-06             30-Jun-05
                                                                            $                     $

Revenue from continuing operations                                        13,893                 6,423

Administration expenses                                                 (73,592)              (53,549)

Employee wages and benefits expenses                                    (55,381)              (50,766)

Consulting/legal expenses                                              (411,300)              (50,497)

Depreciation and amortisation expenses                                     (761)               (1,703)

Occupancy expenses                                                      (37,581)              (33,164)

Exploration & development expenses                                             -             (311,336)

Write off receivable - Medco Simenggaris                             (3,408,082)                     -

Other expenses from ordinary activities                                 (40,912)              (25,445)
                                                         ----------------------------------------------

Loss before income tax                        2                      (4,013,716)             (520,037)
                                                         ----------------------------------------------

Income tax expense                                                             -                     -
                                                         ----------------------------------------------

Loss attributable to the members of CityView
Corporation Limited.                                                 (4,013,716)             (520,037)
                                                         ----------------------------------------------


Basic loss per share (cents per share)                                     (4.4)                 (0.6)
Where diluted earnings per share are not
diluted they are not disclosed                                                -                     -


Notes to and forming part of the half year consolidated accounts are attached.

                          CITYVIEW CORPORATION LIMITED
                                (ACN 009 235 634)

                           Consolidated Balance Sheet
                       As at Half Year ended 30 June 2006


                                                                        30-Jun-06               31-Dec-05
                                                                            $                       $
CURRENT ASSETS
Cash                                                                    2,502,040                 166,004
Receivables                                                                38,268                   6,352
                                                          ------------------------------------------------
TOTAL CURRENT ASSETS                                                    2,540,308                 172,356
                                                          ------------------------------------------------

NON CURRENT ASSETS
Receivables                                                             2,272,052               5,680,134
Equipment                                                                   2,828                     885
Acquisition, exploration and development                                  294,411                 294,411
                                                          ------------------------------------------------
TOTAL NON CURRENT ASSETS                                                2,569,291               5,975,429
                                                          ------------------------------------------------
TOTAL ASSETS                                                            5,109,599               6,147,785
                                                          ------------------------------------------------

CURRENT LIABILITIES
Payables                                                                    9,109                  38,178
Interest bearing liabilities                                                    -                 204,666
                                                          ------------------------------------------------
TOTAL CURRENT LIABILITIES                                                   9,109                 242,844
                                                          ------------------------------------------------
NON CURRENT LIABILITIES
Provisions                                                                      -                  18,000
                                                          ------------------------------------------------
TOTAL NON CURRENT LIABILITIES                                                   -                  18,000
                                                          ------------------------------------------------
TOTAL LIABILITIES                                                           9,109                 260,844
                                                          ------------------------------------------------

                                                          ------------------------------------------------
NET ASSETS                                                              5,100,490               5,886,941
                                                          ------------------------------------------------

EQUITY
Contributed equity                                                     61,513,261              58,285,996
Accumulated losses                                                   (56,412,771)            (52,399,055)
                                                          ------------------------------------------------
TOTAL EQUITY                                                            5,100,490               5,886,941
                                                          ------------------------------------------------

                          CITYVIEW CORPORATION LIMITED
                                (ACN 009 235 634)

                   Consolidated Statement of Changes in Equity
                       As at Half Year ended 30 June 2006



                                                              Half Year             Half Year
                                                                Ended                 Ended
                                                              30 Jun 06             30 Jun 05
                                                                  $                     $

Total equity at the beginning of the Half Year                      5,886,941            8,671,228
                                                         --------------------- --------------------

Adjustment on adoption of AASB132 and AASB139:                              -                    -
Retained profits                                                            -                    -
Reserves                                                                    -                    -
                                                         --------------------- --------------------

Net income recognised directly in equity                                    -                    -

Loss for the half year                                            (4,013,716)            (520,037)
                                                         --------------------- --------------------
Total recognised income and expense for the year                  (4,013,716)            (520,037)
                                                         --------------------- --------------------

Transactions with equity holders in their capacity
as equity holders:
Contributions of equity, net of transaction costs                           -                    -
Share Issue                                                         3,227,265                    -
                                                         --------------------- --------------------
Total equity at the end of the half year                            5,100,490            8,151,191
                                                         --------------------- --------------------

Total recognised income and expense for the half
year is attributable to:
                                                         --------------------- --------------------
Members of CityView Corporation Limited                           (4,013,716)            (520,037)
                                                         --------------------- --------------------





The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

                          CITYVIEW CORPORATION LIMITED
                                (ACN 009 235 634)

                        Consolidated Cash Flow Statements
                      For the Half Year Ended 30 June 2006



                                                                     Half Year             Half Year
                                                                         Ended                 Ended
                                                                     30-Jun-06             30-Jun-05
                                                                           $                     $

CASH FLOWS FROM OPERATING ACTIVITIES
Interest received                                                       13,893                 6,423
Payment to suppliers and employees                                   (694,622)             (853,293)
                                                         --------------------------------------------
Net cash outflow from operating activities                           (680,729)             (846,870)

CASH FLOWS FROM FINANCING ACTIVITIES

Loan - Midwestern Oil Pte Ltd                                        (210,500)             (100,000)
Proceeds from the issue of shares                                    3,227,265                     -
                                                         --------------------------------------------
Net cash inflow/(outflow) from financing activities                  3,016,765             (100,000)


                                                         --------------------------------------------
Net increase (decrease) in cash held                                 2,336,036             (946,870)
Cash at the beginning of the half year                                 166,004             1,101,959
                                                         --------------------------------------------
Cash at the end of the half year                                     2,502,040               155,089
                                                         --------------------------------------------


Notes to and forming part of the half year consolidated accounts are attached.

                          CITYVIEW CORPORATION LIMITED
                                (ACN 009 235 634)

             Notes to and Forming Part of the Consolidated Accounts
                      For the Half Year Ended 30 June 2006

1.       Summary of significant accounting policies
This general purpose financial report for the interim half year reporting period ended 30 June 2006 has been prepared in accordance with the Corporations Act 2001, all applicable Accounting Standards and Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards board, and complies with other legal requirements.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2005 and any public announcements made by CityView Corporation Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

(a)      Basis of Preparation
The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented unless otherwise stated.


(b)  Going Concern
The financial statements have been prepared adopting the going concern convention, which assumes continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business.


(c)  Recoverable Amount of Non-Current Assets
Non-current assets are written down to the recoverable amount where the carrying value of non-current assets exceeds the recoverable amount. In determining the recoverable amount, expected net cash flows have not been discounted. The ultimate recoverability of the receivables and oil asset expenditure will be dependent on the future development and successful exploitation of the respective areas of interest or the ultimate sale of those areas.

                          CITYVIEW CORPORATION LIMITED
                                (ACN 009 235 634)

             Notes to and Forming Part of the Consolidated Accounts
                      For the Half Year Ended 30 June 2006

                                                                   Half Year            Half Year
                                                                     Ended                Ended
                                                                   30 June 06           30 June 05
                                                                       $                     $
 2.  Operating Loss
The operating loss before income tax includes
the following items of revenue and expenses that
are unusual because of their nature, size or incidence:
Revenue
Interest revenue                                                       13,893               6,423

Expense
Administration expenses                                              (73,592)            (56,980)

Employee wages and benefits expenses                                 (55,381)            (50,766)

Consulting/legal expenses                                           (411,300)            (50,497)

Depreciation and amortisation expenses                                  (761)             (1,703)

Occupancy expenses                                                   (37,581)            (29,733)

Exploration & drilling                                                      -           (311,336)

Write off receivable - Medco Simenggaris *                        (3,408,082)                   -

Other expenses from ordinary activities                              (40,912)            (25,445)

* Due to the inconclusive drilling results at Simenggaris the directors have decided to impair the value of the Simenggaris receivable by writing down its full value of $3,408,082.29 due to uncertain future cash flows. Whilst this is the prudent accounting treatment of the Simenggaris receivable the directors remain confident of recovering its value.




3. Financial Reporting by Industry Segments Primary reporting - business segments

                    Investments              Exploration             Eliminations           Consolidated
                  30.06.06   30.06.05    30.06.06     30.06.05    30.06.06   30.06.05   30.06.06     30.06.05
                     $           $           $            $           $          $          $           $
Total segment
revenue            13,893       6,423        -            -               -       -     13,893        6,423
                 ------------ ---------- ----------- ------------ ---------- ------- ------------- -------------
Segment result   (4,013,716)  (208,701)      -        (311,336)           -       -   (4,013,716)   (520,037)

The major products and services covered by those segments are:
Investments from general financing and corporate activities Exploration of oil and gas interests

                          CITYVIEW CORPORATION LIMITED
                                (ACN 009 235 634)

             Notes to and Forming Part of the Consolidated Accounts
                      For the Half Year Ended 30 June 2006


4.     Equity Securities Issued                             Half Year                                Half Year
                                                   2006                  2005                  2006                2005
                                                 Shares                Shares                  $'000               $'000
Issues of ordinary shares during the
half-year
Exercise of options issued under the
Rights Issue                                     10,000                     -                   860                   -
Issued for consideration:
  Rights Issue                               80,661,616                     -             3,226,465                   -
                                             ----------              --------             ---------              -------
                                             80,671,616                     -             3,227,265                   -
                                             ----------              --------             ---------              -------

5.     Subsequent events
On 20 July, 2006 CityView completed its acquisition of a 30% interest in Glenvale Associates Limited which owns the Longonjo uranium project and the Ucua beryllium project.
CityView issued 20 million shares to acquire its 30% interest.
A interest free unsecured loan of US$500,000 has been made to Glenvale Associates Limited.

On 27 July, 2006 CityView announced that on the payment of US$200,000 to clear all of its arrears, it will hold an unencumbered 8.3% of Quest Energy Middle East Limited which has a portfolio of energy related projects in the Middle East.

The Konang-3 well was spudded on 8 August, 2006.

                   INDEPENDENT REVIEW REPORT TO THE MEMBERS OF
                          CITYVIEW CORPORATION LIMITED
                                      Scope

We have reviewed the financial report comprising the Income Statement, Balance Sheet, Statement of cash Flows, Statement of Changes in Equity, accompanying notes and Directors' Declaration of CityView Corporation Limited for the half-year ended 30 June 2006. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 134: Interim Financial Reporting, other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of is operations and its cash flows, and in order for the disclosing entity to lodge the financial statements with the Australian Securities & Investments Commission.


Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the disclosing entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an opinion.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.


The independence declaration given to the directors in accordance with section 307C would be in the same terms if it had been given at the date of this report.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of CityView Corporation Limited is not in accordance with:

(a) the Corporations Act 2001, including:
         (i) giving a true and fair view of the disclosing entity's financial position as at 30 June 2006 and of its performance for the half-year ended on that date; and
         (ii) complying with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001; and
(b) other mandatory professional reporting requirements in Australia.

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Carrying Value of Assets

Without qualification to the statement expressed above, attention is drawn to the following matter: The ultimate recovery of loans amount to $2,272,052 to Medco Madura Pty Ltd and Medco Simenggaris Pty Ltd are dependent upon the future development and successful exploration or possible sales of the underlying areas of interest.


BDO Chartered Accountants



B.McVeigh
Partner

Perth, Western Australia
25 August 2006

BDO    Chartered Accountants     Level 8, 256 St George's Terrace Perth WA  6000
       & Advisers                PO Box 7426 Cloisters Square Perth WA 6850
                                 Tel:  (61-8) 9360 4200
                                 Fax: (61-8) 9481 2524
                                 Email: bdo@bdowa.com.au
                                 www.bdo.com.au


BGM:MB:04750



25 August 2006

The Directors
Cityview Corporation Ltd
PO Box 5643
PERTH  WA  6831



Dear Sirs

DECLARATION OF INDEPENDENCE BY BDO CHARTERED ACCOUNTANTS TO THE DIRECTORS OF CITYVIEW CORPORATION LTD

To the best of my knowledge and belief, there have been no contraventions of:

- the auditor independence requirements of the Corporations Act in relation to the review; and - any applicable code of professional conduct in relation to the review.

Yours faithfully
BDO
Chartered Accountants & Advisers





B G McVeigh
Partner

                                                    CityView
                                                    Corporation Limited
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia       6000
                                                    PO Box   5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia       6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile:  (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web:   www.cityviewcorp.com


August 29, 2006


The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

                                KONANG-3, UPDATE

CityView has been advised by the Operator, Medco Energi that the drilling of Konang-3 well has reached a depth of 2,212 feet. The target depth is 4,920 feet. CityView is free earned through the drilling of Konang-3.

Konang-3 is being drilled in the Madura Block on Madura Island near the city of Surabaya where there is a ready market for oil and gas. The Block covers an area of 674,100 acres. A number of large fields have been discovered in the vicinity and it is these same producing trends which are being examined on Madura.

  INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")


               For the month of August 1, 2006 to August 31, 2006



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION